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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
FEB 2 8 2011
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66827

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox Financial Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2129 North Josey Lane
_____
(No. and Street)

Carrollton   Texas   75006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
_____
(Name – if individual, state last, first, middle name)

4421 Wanda Lane   **Flower Mound**   **Texas**   **75022**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Scott A. Brantley_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___**Fox Financial Management Corporation**_____, as of ___December 31_____, 20__10____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____
CFO
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOX FINANCIAL MANAGEMENT
CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fox Financial Management Corporation

We have audited the accompanying statement of financial condition of Fox Financial Management Corporation, as of December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Financial Management Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 25, 2011

4421 Wanda Ln.   Flower Mound, TX 75022-5446   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Financial Condition
December 31, 2010

ASSETS

Cash and cash equivalents	$	82,757
Commissions receivable		21,896
Employee advances		1,632
Income tax receivable		80,164
Other receivables		19,000
Marketable securities		88,509
Clearing deposit		97,406
Property and equipment, net		12,391
TOTAL ASSETS	$	403,755

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	31,188
Commissions payable		26,963
TOTAL LIABILITIES	$	58,151

Stockholder's Equity

Common stock, 10,000 shares authorized, $1 par value, 1,000 shares issued and outstanding	$	1,000
Additional paid-in capital		58,438
Retained earnings		286,166
TOTAL STOCKHOLDER'S EQUITY	$	345,604
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	403,755

See notes to financial statements.   2

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Income
Year Ended December 31, 2010

Revenue

Private placement revenue	$ 1,709,868
Securities commissions	268,894
Insurance commissions	22,787
Investment company share commissions	24,264
Other revenue	26,077
TOTAL REVENUE	$ 2,051,890

Expenses

Compensation and related costs	$ 1,968,003
Occupancy and equipment	51,337
Clearing charges	5,443
Customer writeoffs	1,973
Communication	10,545
Professional fees	251,936
Regulatory fees and expenses	48,786
Interest expense	748
Promotion expense	30
Other expenses	40,812
TOTAL EXPENSES	$ 2,379,613
Loss before other loss and income tax benefit	$ (327,723)

Other Gain (Loss)

Realized gain on marketable securities	$ 33,717
Unrealized loss on marketable securities	(40,959)
Gain on disposal of property and equipment	953
Net other loss	$ (6,289)
Net loss before income taxes	$ (334,012)
Income tax benefit	$ 78,818
NET LOSS	$ (255,194)

See notes to financial statements.   3

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Changes in Stockholder's Equity
December 31, 2010

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2009	1,000	$ 1,000	$ 58,438	$ 541,360	$ 600,798
Net loss	-	-	-	(255,194)	(255,194)
Balances at December 31, 2010	1,000	$ 1,000	$ 58,438	$ 286,166	$ 345,604

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Cash Flows
December 31, 2010

Cash flows from operating activities:	
Net loss	$ (255,194)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Realized gain on marketable securities	(33,317)
Unrealized loss on marketable securities	40,959
Gain on disposal of property and equipment	(953)
Depreciation expense	6,967
Marketable securities paid for consulting services	219,823
Change in assets and liabilities:	
Increase in commissions receivable	(16,279)
Decrease in employee advances	36,869
Increase in income tax receivable	(80,164)
Increase in other receivables	(19,000)
Increase in clearing deposit	(80)
Increase in accounts payable	30,310
Increase in commissions payable	573
Decrease in income taxes payable - federal	(15,555)
Decrease in margin payable to broker/dealer	(72,132)
Net cash used in operating activities	(157,173)
Cash flows from investing activities:	
Proceeds from sale of marketable securities	73,075
Purchase of marketable securities	(8,105)
Proceeds from disposal of property and equipment	19,000
Purchase of property and equipment	(10,739)
Net cash provided by investing activities	73,231
Net decrease in cash and cash equivalents	(83,942)
Cash and cash equivalents at beginning of year	166,699
Cash and cash equivalents at end of year	$ 82,757
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 748
Income taxes - federal	$ 16,246
Income taxes - state	$ -

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Fox Financial Management Corporation (Company) was incorporated in April 1997 as a Texas corporation. The Company's is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the Company's general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash, receivables and payables are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

<u>Cash Equivalents</u>

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

Private Placement Revenue

The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Promotional Costs

The Company expenses promotional production costs as they are incurred and promotional communication costs the first time the promotion takes place.

Income Taxes

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2   -   Transactions with Clearing Broker Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $30,000 as a deposit in an account with the clearing broker/dealer.

Note 3   -   Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $187,121 and $50,000, respectively. The Company's net capital ratio was 0.31 to 1.

Note 4   -   Marketable Securities/Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 88,509	$ -	$ -	$ 88,509

Note 4 - Marketable Securities/Fair Value of Financial Instruments (continued)

Marketable equity securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets Cost and fair value of marketable securities at December 31, 2010, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 59,077	$ 29,432	$ -	$ 88,509

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 1,932
Office equipment	11,179
	13,111
Accumulated depreciation	(720)
	$ 12,391

Depreciation expense for the year was $6,967 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Company plans to file a federal income tax carryback claim with the Internal Revenue Service requesting a refund of prior taxes paid of approximately of $80,164 related to its tax loss for the year ending December 31, 2010. The cash basis method of accounting and the accelerated depreciation used for tax purposes create a net deferred tax asset which is not recognized in the accompanying statement of financial condition as this amount is not material.

Note 7   -   Office Lease

The Company leases office space on a month-to-month basis from a related party for $2,500 per month. Office rent expense for the year was $30,000 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8   -   Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' general securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the general securities accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer's general securities transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $186,820, or approximately 46%, of its total assets in cash equivalents, a clearing deposit and marketable securities held by or due from its clearing broker/dealer.

Note 9   -   Related Party Transactions/Concentration of Revenue

The Company and various related parties are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned approximately 83% of its revenue for the year from the sale of interests in private placement offerings of related parties, which consist of zero coupon bonds collateralized by life insurance policies.

The Company has a month-to-month office lease with a related party (See Note 7).

The Company paid consulting fees to the sole-shareholder via marketable securities with a fair value of $219,823 during the year. This amount is reflected in the accompanying statement of income as professional fees.

Note 10   -   Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 11 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2010, through February 24, 2011, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

FOX FINANCIAL MANAGEMENT CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2010

Total stockholder's equity qualified for net capital	$ 345,604
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	21,896
Employee advances	1,632
Income tax receivable	80,164
Other receivables	19,000
Property and equipment, net	12,391
Total deductions and/or charges	135,083
Net capital before haircuts on securities positions	210,521
Haircuts on securities:	
Marketable securities	13,282
Undue concentration	10,118
Total haircuts on securities	23,400
Net Capital	$ 187,121
Aggregate indebtedness	
Accounts payable	$ 31,188
Commissions payable	26,963
Total aggregate indebtedness	$ 58,151
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 137,121
Ratio of aggregate indebtedness to net capital	0.31 to 1

Schedule II

FOX FINANCIAL MANAGEMENT CORPORATION
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2010

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2010 (unaudited)	$ 187,121
Audit adjustments:	
Increase in income tax receivable	46,539
Increase in assets considered non-allowable	(46,539)
Net capital as computed on Schedule I	$ 187,121

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17A-5(G)(1)

Board of Directors
Fox Financial Management Corporation

In planning and performing our audit of the financial statements of Fox Financial Management Corporation (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 25, 2011

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Fox Financial Management Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Fox Financial Management Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fox Financial Management Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Fox Financial Management Corporation's management is responsible for the Fox Financial Management Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

4421 Wanda Ln.   Flower Mound, TX 75022-5446   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 25, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _DECEMBER_, 20 _12_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
066827   FINRA   DEC
FOX FINANCIAL MANAGEMENT CORPORATION        19*19
2129 N JOSEY LN
CARROLLTON TX 75006-2903
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Brantley _972-478-5010_

2. A. General Assessment (item 2e from page 2) $ _4990.83_

   B. Less payment made with SIPC-6 filed (exclude interest)   _2,955.84_)

   _08/16/10_
   Date Paid

   C. Less prior overpayment applied   (_0_)

   D. Assessment balance due or (overpayment)   _2,034.99_

   E. Interest computed on late payment (see instruction E) for _0_ days at 20% per annum   _0_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _2,034.99_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _2,034.99_

   H. Overpayment carried forward $(_0_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _N/A_

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fox Financial Management
(Name of corporation, Partnership or other organization)

B. Brantley
(Authorized Signature)

Dated the _17_ day of _February_ 20 _11_.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____, 20__
and ending _____, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,045,603

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 0

    (2) Net loss from principal transactions in securities in trading accounts. 0

    (3) Net loss from principal transactions in commodities in trading accounts. 0

    (4) Interest and dividend expense deducted in determining item 2a. 0

    (5) Net loss from management of or participation in the underwriting or distribution of securities. 0

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

    (7) Net loss from securities in investment accounts. 40,138,76

    Total additions 2,086,562

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 45,1

    (2) Revenues from commodity transactions. 0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

    (4) Reimbursements for postage in connection with proxy solicitation. 0

    (5) Net gain from securities in investment accounts. 33,117

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 46,1

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

        Enter the greater of line (i) or (ii) 0

    Total deductions 90,230

2d. SIPC Net Operating Revenues $ 1,996,332

2e. General Assessment @ .0025 $ 4,990.83

(to page 1, line 2.A.)

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